

June 9, 2011

Mr. Ravi Narula
Principal Accounting and Financial Officer
BigBand Networks, Inc.
475 Broadway Street
Redwood City, CA 94063

   Re: BigBand Networks, Inc.
     Form 10-K
     Filed March 9, 2011
     and Documents Incorporated by Reference
     File No. 1-33355

Dear Mr. Narula:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            Larry Spirgel
            Assistant Director